Yumba Records Storage, Inc.
H. No FF-2, First Floor
Rosemina Arcade, Malbhat
Margao, State of Goa, India 403601

April 16, 2019

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

Attention:  John Stickel

Dear Sirs:

Re: Registration Statement on Form S-1 (File No. 333-226981)

We are in receipt of your letter dated September 19, 2018 regarding our registration statement on Form S-1 filed August 23, 2018. We have filed an amended registration statement and provide the following responses to your comments:

General

1.
Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We confirm that we will provide you with copies of all written communications that we, or any of our authorized representatives, present to potential investors in reliance on Section 5(d) of the Securities Act regardless of whether the recipients retain copies of the communications or not.

2.	Consistent with your disclosure on page 24, please disclose on the cover page and in the summary that you are a shell company.

We have disclosed the following on the cover page and the summary of our revised registration statement:

“We are considered a ‘shell company’ under applicable securities rules and are subject to additional regulatory requirements as a result of this status, including limitations on our shareholder’s ability to re-sell their shares in our company, as well as additional disclosure requirements. Accordingly, investors should consider our shares to be a high-risk and illiquid investment.”

Cover Page of Prospectus, page 1

3.
We note that you have provided the per share net proceeds. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.

We have revised our disclosure to indicate the aggregate net proceeds that we will receive from the offering assuming all of the shares are sold at the offering price.

Prospectus Summary, page 4

4.
We note that you will exclusively focus on paper records management until such time as current revenues cover operating costs. Consistent with your disclosure on page 21, please also disclose here and in your risk factor on page 7 regarding the additional funds you will require, that you anticipate incurring approximately $161,000 in additional expenses in order to commence offering electronic records management services.

We have disclosed in our prospectus summary and in the risk factor on page 7 that we anticipate incurring approximately $161,000 in additional expenses in order to commence offering electronic records management services.

Use of Proceeds, page 13

5.
We note that your offering will be conducted on a “best-efforts” basis, where no minimum number of shares must be sold in order for the offering to proceed. Please revise the table to reflect the use of proceeds assuming you only sell 25%, 50%, and 75% of the shares being offered. In addition, expand your disclosure on page 25 to briefly discuss your plan of operations assuming 25%, 50%, 75% and 100% of your offering is sold, clarifying how the different funding levels will affect implementation of the plan of operations.

We have revised the Use of Proceeds table to disclose the use of proceeds if we only sell 25%, 50%, and 75% of the offered shares. In addition, we have expanded our disclosure on page 25 to discuss our plan of operations depending on these various offering sales levels.

OTCQB Market Place Consideration, page 16

6.
Your belief that “after this registration statement is declared effective, market makers will enter ‘piggyback’ quotes and [y]our securities will thereafter trade on the OTCQB” does not appear to have a reasonable basis given this is your initial public offering. Please revise accordingly.

We have removed the noted disclosure from our amended registration statement.

Securities Ownership of Certain Beneficial Owners and Management, page 30

7.
Please revise the table to reflect ownership based on the number of shares presently issued and outstanding. Please also remove the erroneous dollar symbols from the table. Refer to Item 403 of Regulation S-K.

We have revised the security ownership table to reflect ownership based on the number of shares presently issued and outstanding. We have also removed the noted dollar signs.

Advances from Related Parties, page 31

8.
We note that you have received $15,170 from a related party and no payment will be required from the party before August 31, 2020. Please identify the related party that made these loans, and file the agreements (or a summary of verbal agreements) with the related party as exhibits.

We have identified Ms. Mulla’s husband, Mohsin Mulla, as the related party that loaned the funds to us. As well, we have filed a promissory note relating to the loans as Exhibit 99.1 to  our revised registration statement.

Yours truly,

/s/ Chasma Mulla

Chasma Mulla, President and C.E.O.
Yumba Records Storage, Inc.

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